CONTACT:

Transgene
Philippe Poncet Chief Financial Officer and Investor Relations + 33 (0) 3 88 27 91 21 www.transgene.fr	Cohn & Wolfe Michael Long + 1 (415) 365-8523	Image 7 Tiphaine Hecketsweiler + 33 (0) 1 53 70 74 70

Transgene to Present at the 2nd Rodman & Renshaw

Annual Global Healthcare Conference

Strasbourg, France, April 26, 2005 – Transgene (Nasdaq: TRGNY; Eurolist Paris: FR0005175080) today announced that Dr. Philippe Archinard, Chief Executive Officer, will present at the 2nd Rodman & Renshaw Annual Global Healthcare Conference, on Wednesday May 4, 2005, at 3:10pm at the Intercontinental Hotel in Paris, France. Dr. Philippe Archinard will provide an overview of Transgene’s strategy, clinical programs and corporate objectives for 2005.

A web cast of Dr. Archinard’s presentation will be available live and afterward at :
http://www.rodmanandrenshaw.com/rodman.asp?link=Conferences5/ConferenceWebcasters&bgcolor=wht

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapy products for the treatment of cancer and infectious diseases. Transgene has a broad portfolio of products in clinical development.